SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

North American Energy Partners Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

656844107

(CUSIP Number)

John D. Hawkins
The Sterling Group, L.P.
8 Greenway Plaza
Suite 702
Houston, Texas 77046
(713) 877-8257

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ❑.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) Sterling Group Partners I, L.P.
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,265
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13 Percent of Class Represented by Amount in Row (11) 12.9%
14 Type of Reporting Person PN

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) Sterling Group Partners I GP, L.P.
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,265
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13 Percent of Class Represented by Amount in Row (11) 12.9%
14 Type of Reporting Person PN

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) F.J. Hevrdejs, L.L.C.
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,265
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13 Percent of Class Represented by Amount in Row (11) 12.9%
14 Type of Reporting Person OO

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) W.C. Oehmig, L.L.C.
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,265
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13 Percent of Class Represented by Amount in Row (11) 12.9%
14 Type of Reporting Person OO

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) T.H. Nelson, L.L.C.
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,265
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13 Percent of Class Represented by Amount in Row (11) 12.9%
14 Type of Reporting Person OO

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) J.D. Hawkins, L.L.C.
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,265
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13 Percent of Class Represented by Amount in Row (11) 12.9%
14 Type of Reporting Person OO

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) C.K. Garland, L.L.C.
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,265
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13 Percent of Class Represented by Amount in Row (11) 12.9%
14 Type of Reporting Person OO

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) Frank J. Hevrdejs
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person – 0 –
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☑
13 Percent of Class Represented by Amount in Row (11) – 0 –
14 Type of Reporting Person IN

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) William C. Oehmig
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO / PF
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 366,044
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power 366,044
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person 366,044
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☑
13 Percent of Class Represented by Amount in Row (11) 1.0%
14 Type of Reporting Person IN

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) T. Hunter Nelson
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person – 0 –
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☑
13 Percent of Class Represented by Amount in Row (11) – 0 –
14 Type of Reporting Person IN

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) John D. Hawkins
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO / PF
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 22,208
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power 22,208
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person 22,208
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☑
13 Percent of Class Represented by Amount in Row (11) 0.1%
14 Type of Reporting Person IN

CUSIP No. 656844107
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) C. Kevin Garland
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power – 0 –
8 Shared Voting Power 4,626,265
9 Sole Dispositive Power – 0 –
10 Shared Dispositive Power 4,626,265
11 Aggregate Amount Beneficially Owned by Each Reporting Person – 0 –
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☑
13 Percent of Class Represented by Amount in Row (11) – 0 –
14 Type of Reporting Person IN

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to common shares, no par value (the “Common Shares”), of North American Energy Partners Inc., a Canadian federal corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta, T7X 5A7, Canada.

Item 2.    Identity and Background.

(a) - (c)   This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)            Sterling Group Partners I, L.P. (“SGP I LP”), a Delaware limited partnership and the record holder of 4,626,265 Common Shares of the Issuer.  The principal business of SGP I LP is the investment in securities, and its principal business address is 8 Greenway Plaza, Suite 702, Houston, Texas 77046;

(ii)           Sterling Group Partners I GP, L.P. (“SGP I GP”), a Texas limited partnership and the sole general partner of SGP I LP.  The principal business of SGP I GP is to serve as the general partner of, and provide investment advice to, SGP I LP, and its principal business address is 8 Greenway Plaza, Suite 702, Houston, Texas 77046;

(iii)           F.J. Hevrdejs, L.L.C. (“FJH”), W.C. Oehmig, L.L.C. (“WCO”),  T.H. Nelson, L.L.C. (“THN”), J.D. Hawkins, L.L.C. (“JDH”) and C.K. Garland, L.L.C. (“CKG”), each a Texas limited liability company and a general partner of SGP I GP.  The principal business of each of FJH, WCO, THN, JDH and CKG is to serve as a general partner of SGP I GP, and the principal business address of each company is 8 Greenway Plaza, Suite 702, Houston, Texas 77046;

(iv)           Frank J. Hevrdejs, William C. Oehmig, T. Hunter Nelson, John D. Hawkins and C. Kevin Garland are the sole members of FJH, WCO, THN, JDH and CKG, respectively, as well as limited partners of SGP I GP.  In such capacities, Messrs. Hevrdejs, Oehmig, Nelson, Hawkins and Garland may be deemed to have shared voting and investment power over the Common Shares which are, or may be deemed to be, beneficially owned by SGP I LP, SGP I GP, FJH, WCO, THN, JDH and CKG, but disclaim such beneficial ownership pursuant to Rule 13d-4 of the Exchange Act.  Messrs. Oehmig and Hawkins, however, are also currently the holders of record of 366,044 and 22,208 Common Shares, respectively, in their individual capacities, while Mr. Oehmig also beneficially owns an additional 2,890 Common Shares in his capacity as President of The Oehmig Foundation.  Each of the above individuals is currently a partner of The Sterling Group, L.P., a Texas-based private equity investment firm.  Messrs. Hawkins and Oehmig are also currently directors of the Issuer.  The principal business address of each of the above individuals is 8 Greenway Plaza, Suite 702, Houston, Texas 77046.

The persons referred to in paragraphs (i) to (iv) above are collectively referred to as the “Reporting Persons.”

(d) - (e)     None of the Reporting Persons nor, to the best knowledge of such persons, any other person identified in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           All individuals named in response to this Item 2 are citizens of the United States.

The Reporting Persons have entered into a Joint Filing Agreement dated December 19, 2008, filed as Exhibit I hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 3.    Source and Amount of Funds or Other Consideration.

On November 26, 2003, using funds obtained from capital calls on its limited partners, SGP I LP acquired 289,914 Common Shares at US$76.05 per share, 17,458 of which it subsequently sold back to the Issuer in January 2004.  On May 19, 2005, SGP I LP subscribed for 2,559 Series B preferred shares at US$791.14 per share (“Series B Shares”).  On June 15, 2005, the Issuer effected a 10-for-1 split of all outstanding Series B Shares.  On November 1, 2005, 2,805 of the post-split Series B Shares were sold back to the Issuer.  On November 3, 2006, the Issuer effected a 20-for-1 split (the “Share Split”) of Common Shares in advance of its initial public offering (the “IPO”).  On November 28, 2006, each Series B Share was converted into 100 Common Shares (the “Conversion”), and as a result SGP I LP received 2,278,500 Common Shares.  Following the Share Split and the Conversion, SGP I LP beneficially owned 7,727,620 Common Shares, 1,376,355 of which it subsequently sold in the IPO.  On August 7, 2007, SGP I LP sold an additional 1,725,000 Common Shares pursuant to a secondary offering.

On November 26, 2003, using personal funds, Mr. Oehmig acquired 13,150 Common Shares at US$76.05 per share.  Mr. Oehmig subsequently gifted or transferred 9,060 Common Shares, and acquired an additional 1,388 Common Shares through the exercise of options.  In addition, Mr. Oehmig received 95,900 Common Shares through the Conversion. Immediately following the Share Split, the Conversion and the IPO, Mr. Oehmig beneficially owned 205,460 Common Shares, 11,000 of which he subsequently gifted to family members and associated trusts.  Additionally, Mr. Oehmig acquired 100,000 Common Shares on December 8, 2008 at US$2.99 per share, 30,000 Common Shares on December 18, 2008 at US$3.01 per share, and 38,694 Common Shares on December 19, 2008 at US$2.87 per share, all in open market transactions through his broker, Merrill Lynch.

In December 2007, Mr. Hawkins exercised 22,208 options granted to him in connection with his role as a director of the Issuer.

On December 9, 2008, Sterling Group Partners II, L.P. and Sterling Group Partners II (Parallel), L.P. (“Fund II Persons”), each an affiliate of the Reporting Persons, acquired 1,242,755 and 335,245 Common Shares, respectively.  The Fund II persons, using funds obtained from capital calls on their limited partners, acquired the Common Shares through their broker, Jefferies & Company, Inc. (“Jefferies”), in open market transactions at US$2.85 per Common Share.  On December 10, 2008, the Fund II Persons each filed a Form 144 with the Commission giving notice that they intended to sell, through Jefferies, their entire holdings of Common Shares in open market transactions.  Subsequent to those filings, the Fund II Persons have sold all of their Common Shares in open market transactions at an average sale price of US$3.02 per Common Share.

Item. 4    Purpose of the Transaction.

SGP I LP acquired the Common Shares in the ordinary course of its business for investment purposes.   Similarly, both Messrs. Hawkins and Oehmig acquired their interest in the Common Shares for investment purposes.

Pursuant to an existing instruction to his broker, Merrill Lynch, Mr. Oehmig intends to acquire up to an additional 65,000 Common Shares in open market transactions.

In connection with its interest in the Issuer, SGP I LP previously had the right to nominate up to two directors for appointment to the board of directors of the Issuer (the “Board”), pursuant to a Voting and Corporate Goverance Agreement dated November 26, 2003 (the “Voting Agreement”). The Voting Agreement was subsequently terminated upon the completion of the IPO, but both of SGP I LP’s representatives on the Board, Messrs. Hawkins and Oehmig, remain directors of the Issuer and may influence decisions of the Board.

Both Messrs. Hawkins and Oehmig participate in the Issuer’s Directors’ Deferred Share Unit Plan, pursuant to which they receive 50% of their fixed remuneration payable for services as a director of the Issuer in the form of deferred stock units (“DSUs”), and may elect to receive all or part of any entitlement in excess of 50% in the form of DSUs.  In addition, directors may elect to receive any amount of their variable compensation (i.e., meeting fees) in DSUs.  The DSUs vest immediately upon grant and may be redeemed in cash or, at the discretion of the Issuer, in a number of Common Shares purchased on the open market.  Mr. Hawkins receives 50% of his annual fixed director’s remuneration in the form of DSUs, while Mr. Oehmig has elected to receive all of his fixed and variable remuneration in the form of DSUs.  Since the DSU plan became effective on January 1, 2008, Mr. Hawkins has been granted 2,859.79 DSUs, while Mr. Oehmig has been granted 7,316.58.   Mr. Hawkins also currently holds 5,552 outstanding options pursuant to the Issuer’s previous director compensation policy.  The options have an exercise price of C$5.00.  Accordingly, each of Messrs. Hawkins and Oehmig may acquire additional Common Shares in the future.

Other than as set out above, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) encourage (including, without limitation, through their designees on the Issuer’s board of directors and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirors), (B) changes to the Issuer’s capitalization or dividend policy or (C) other changes to the Issuer’s business or structure.

Item. 5    Interest in the Securities of the Issuer.

(a)           As of December 19, 2008, the Reporting Persons may be deemed to beneficially own 4,626,265 Common Shares, representing approximately 12.84% of all issued and outstanding Common Shares, based upon information contained in the Issuer’s most recent Form 6-K filed with the Commission on November 7, 2008.  In addition, Mr. Oehmig beneficially owns 366,044 Common Shares in his personal capacity and 2,890 Common Shares in his capacity as President of The Oehmig Foundation, which together represent 1.02% of all issued and outstanding Common Shares, as well as 7,316.58 DSUs, while Mr. Hawkins beneficially owns 22,208 Common Shares in his personal capacity, or 0.06% of all issued and outstanding Common Shares, as well as 2,859.79 DSUs and 5,552 options.

(b)           The Reporting Persons currently have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, of the following number of Common Shares:

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Sterling Group Partners I, L.P.	0	4,626,265	0	4,626,265
Sterling Group Partners I GP, L.P.	0	4,626,265	0	4,626,265
F.J. Hevrdejs L.L.C.	0	4,626,265	0	4,626,265
W.C. Oehmig, L.L.C.	0	4,626,265	0	4,626,265
T.H. Nelson, L.L.C.	0	4,626,265	0	4,626,265
J.D. Hawkins, L.L.C.	0	4,626,265	0	4,626,265
C.K. Garland, L.L.C.	0	4,626,265	0	4,626,265
Frank J. Hevrdejs	0	4,626,265	0	4,626,265
William C. Oehmig	366,044	4,626,265	366,044	4,626,265
T. Hunter Nelson	0	4,626,265	0	4,626,265
John D. Hawkins	22,208	4,626,265	22,208	4,626,265
C. Kevin Garland	0	4,626,265	0	4,626,265

(c)           During the past 60 days, Mr. Oehmig, through his broker, Merrill Lynch, effected the following purchases of Common Shares in open market transactions:

Date	Number of Shares Purchased	Price Per Share (US$)
December 8, 2008	100,000	2.99
December 18, 2008	30,000	3.01
December 19, 2008	38,694	2.87

Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, no other Reporting Person has engaged in any transaction during the past 60 days involving Common Shares of the Issuer.

(d)           To the best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported on this Schedule 13D.

(e)           Not applicable.

Item. 6    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SGP I LP is currently party to an Advisory Services Agreement with the Issuer dated November 28, 2006, filed as Exhibit II hereto, pursuant to which it provides advisory services to the Issuer at no cost in return for access to management and certain information of the Issuer.

Except as otherwise provided herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item. 7    Materials to be Filed as Exhibits.

Exhibit	Agreement

I.	Joint Filing Agreement, dated December 19, 2008, by and among the Reporting Persons.

II.	Advisory Services Agreement, dated November 28, 2006, by and among Sterling Group Partners I, L.P. and North American Energy Partners, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 19, 2008

STERLING GROUP PARTNERS I, L.P.,

By:	Sterling Group Partners I GP, L.P., as general partner

By:	J.D. Hawkins, L.L.C., as general partner

By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

STERLING GROUP PARTNERS I GP, L.P.,

By:	J.D. Hawkins, L.L.C., as general partner

By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

F.J. HEVRDEJS, L.L.C.,

By:	/s/ Frank J. Hevrdejs
Name: Frank J. Hevrdejs
Title: Sole Member

W.C. OEHMIG, L.L.C.,

By:	/s/ William C. Oehmig
Name: William C. Oehmig
Title: Sole Member

T.H. NELSON, L.L.C.,

By:	/s/ T. Hunter Nelson
Name: T. Hunter Nelson
Title: Sole Member

J.D. HAWKINS, L.L.C.,

By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

C.K. GARLAND, L.L.C.,

By:	/s/ C. Kevin Garland
Name: C. Kevin Garland
Title: Sole Member

FRANK J. HEVRDEJS,

/s/ Frank J. Hevrdejs

WILLIAM C. OEHMIG,

/s/ William C. Oehmig,

T. HUNTER NELSON,

/s/ T. Hunter Nelson

JOHN D. HAWKINS,

/s/ John D. Hawkins

C. KEVIN GARLAND,

/s/ C. Kevin Garland

EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Shares, no par value, of North American Energy Partners Inc., and that this Agreement may be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 19, 2008.

STERLING GROUP PARTNERS I, L.P.,

By:	Sterling Group Partners I GP, L.P., as general partner

By:	J.D. Hawkins, L.L.C., as general partner

By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

STERLING GROUP PARTNERS I GP, L.P.,

By:	J.D. Hawkins, L.L.C., as general partner

By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

F.J. HEVRDEJS, L.L.C.,

By:	/s/ Frank J. Hevrdejs
Name: Frank J. Hevrdejs
Title: Sole Member

W.C. OEHMIG, L.L.C.,

By:	/s/ William C. Oehmig
Name: William C. Oehmig
Title: Sole Member

T.H. NELSON, L.L.C.,

By:	/s/ T. Hunter Nelson
Name: T. Hunter Nelson
Title: Sole Member

J.D. HAWKINS, L.L.C.,

By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

C.K. GARLAND, L.L.C.,

By:	/s/ C. Kevin Garland
Name: C. Kevin Garland
Title: Sole Member

FRANK J. HEVRDEJS,

/s/ Frank J. Hevrdejs

WILLIAM C. OEHMIG,

/s/ William C. Oehmig,

T. HUNTER NELSON,

/s/ T. Hunter Nelson

JOHN D. HAWKINS,

/s/ John D. Hawkins

C. KEVIN GARLAND,

/s/ C Kevin Garland

EXHIBIT II

North American Energy Partners Inc.
November 28,2006

Sterling Group Partners I, L.P.
(the “Advisor”)
c/o The Sterling Group, L.P.
Eight Greenway Plaza, Suite 702
Houston, Texas 770446

Ladies and Gentlemen:

The Advisor has extensive experience in strategic planning, which experience would be of assistance to the Company. The Advisor is party to a Voting and Corporate Governance Agreement with the Company which provided the Advisor with certain board representation rights in the Company. On the completion of the initial public offering of the Company’s shares (the “IPO”), the Voting and Corporate Governance Agreement will be terminated and the parties hereto will enter into this Agreement.

In order to assist the Company in strategic planning, the Company would like to continue to avail itself of the Advisor’s expertise and advice. The Advisor is willing to provide such expertise and experience at no cost to the Company, as it is in their interest to do so in light of the Advisor’s investment in the Company. In order to be able to obtain this assistance in a meaningful way, the Company will:

(a)	provide copies of all documents, reports, financial data and other information regarding the Company and its subsidiaries as may be reasonably requested by the Advisor;

(b)
permit the Advisor to consult with and advise the management of the Company and its subsidiaries at such reasonable times on all matters relating to the operation of the Company and its subsidiaries as may be requested by the Advisor;

(c)
permit the Advisor to discuss the Company’s and its subsidiaries’ affairs, finances and accounts with the Company’s and its subsidiaries’ officers, directors and outside accountants at such reasonable times as may be requested by the Advisor;

(d)
permit the Advisor to visit and inspect any of the Company’s and its subsidiaries’ properties, facilities, documents, financial data and other books and records, at such reasonable times as may be requested by the Advisor;

(e)
permit the Advisor, to the extent that a director of the Company is not related to the Advisor, to designate and send a representative to attend all meetings of the Company’s board of directors in a nonvoting observer capacity, provided that such right is subject to security clearance requirements imposed by applicable governmental authorities and to the ability of the Company to exclude such representative during discussions relating to transactions or matters in which the Advisor has an interest;

(f)
provide as soon as available and in any event within 60 days after the end of each of the first three quarters of each fiscal year of the Company, consolidated balance sheets of the Company and its subsidiaries as of the end of such period and consolidated statements of income and cash flows of the Company and its subsidiaries for the period then ended prepared in conformity with generally accepted accounting principles in Canada applied on a consistent basis, except as otherwise noted therein, and subject to the absence of footnote disclosures and to year-end adjustments; provided that the filing of the Company’s quarterly and annual financial statements with the Securities and Exchange Commission (the “SEC”) or the securities regulatory authorities in the provinces and territories of Canada (the “CSA”) within the time periods required by. the rules and regulations of the SEC and the CSA, as applicable, shall be deemed to satisfy such delivery requirements;

(g)
provide as soon as available and in any event within 120 days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its subsidiaries as of the end of such year and consolidated statements of income and cash flows of the Company and its subsidiaries for the year then ended prepared in conformity with generally accepted accounting principles in Canada applied on a consistent basis, except as otherwise noted therein, together with an auditor’s report thereon of a firm of established national reputation; provided that the filing of the Company’s quarterly and annual financial statements with the SEC or the CSA within the time periods required by the rules and regulations of the SEC and the CSA, as applicable, shall be deemed to satisfy such delivery requirements;

(h)
provide, to the extent the Company is required by law or pursuant to the terms of any outstanding indebtedness of the Company to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 actually prepared by the Company as soon as available; provided that the filing of the Company’s quarterly and annual financial statements with the SEC or the CSA within the time periods required by the rules and regulations of the SEC and the CSA, as applicable, shall be deemed to satisfy such delivery requirements; and

(i)	provide all materials sent by the Company to its board of directors, other than materials dealing with transactions in which the Advisor has an interest.

The Advisor acknowledges that the provision by the Company of the material and access provided for above may include the provision of or access to certain non-public information with respect to the Company. As a condition to furnishing the Advisor with such information and any other information (whether in oral or written form, electronically stored or otherwise) delivered to the Advisor by the Company or on behalf of the Company by any of its affiliates, directors, officers, employees, advisors, agents or representatives (such persons for the Company or the Advisor being herein referred to collectively as “Representatives”) in connection with the provision of such expertise and advice (such information, including any and all copies and other reproductions thereof, being herein referred to as “Confidential Information”), the Advisor hereby agrees as follows:

(a)
The Advisor: (i) will use the Confidential Information solely for the purpose of providing the Company with its expertise and advice to the Company, (ii) will keep the Confidential Information strictly confidential and will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph (c) below), without the Company's prior written consent, disclose in any manner whatsoever any information contained in the Confidential Information or derived therefrom. The Advisor agrees to be liable to the Company for any breach of this Agreement by the Advisor or its Representatives.

(b)
The term "Confidential Information" does not include any information which (i) at the time of disclosure or thereafter is generally known by the public (other than as a direct or indirect result of its disclosure by the Advisor in breach of this Agreement); or (ii) was or becomes available to the Advisor on a non-confidential basis from a person to the Advisor's knowledge not otherwise bound by a confidentiality agreement with the Company or its Representatives or is not otherwise prohibited from transmitting the information to the Advisor. As used in this Agreement, the term "person" shall be broadly interpreted to include, without limitation, any corporation, company, joint venture, partnership or individual.

(c)
In the event that the Advisor receives a request or is required to disclose all or any part of the information contained in the Confidential Information pursuant to the terms of a subpoena or order issued by a court of competent jurisdiction or a federal, state, provincial, territorial, municipal or local governmental or regulatory body or pursuant to a civil investigative demand or similar judicial process, the Advisor agrees to (i) immediately notify the Company of the existence, terms and circumstances surrounding such a request or requirement, (ii) consult with the Company on the advisability of taking legally available steps to resist or narrow such request or requirement, and (iii) if disclosure of such information is required, disclose any such information which the Advisor is advised by legal counsel is legally required to be disclosed and will exercise, at the sole expense of the Company, the Advisor's reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to all such information.

(d)	The Advisor acknowledges the prohibition under applicable securities and criminal law against trading in securities of the Company with knowledge of material undisclosed information.

(e)	The Advisor agrees to be bound by the Company's policy on trading in securities.

If at any time the Advisor holds less than 10% of the common shares of the Company that it originally acquired in November, 2003 (as such shares may be adjusted for share splits and consolidations), the Company may terminate this letter agreement in its sole discretion.

The Company acknowledges and agrees that the Advisor shall not incur any liability to the Company as a result of providing or failing to provide any advice under this letter agreement.

The Advisor's signature below indicates our assent to the terms of this letter agreement as of the date set forth above.

Very truly yours,

North American Energy Partners Inc.

By:
/s/ Vincent Gallant
Name: Vincent Gallant
Title: Vice President, Corporate and Secretary

Agreed to and accepted by:
Sterling Group Partners I, L.P.
By:	Sterling Group Partners I, GP, LP, General Partner
By:	JD Hawkins, LLC, General Partner

By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member